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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   -----------


                              GEOWORKS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

     Common Stock, $0.001 par value per share                373692-10-2
     ----------------------------------------              --------------
          (Title of class of securities)                   (CUSIP number)

                                  July 24, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

                                   ----------

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 7 Pages

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-------------------                                                 -----------
CUSIP No. 37369210                     13G                          Page 2 of 7
-------------------                                                 -----------

-------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS:          Science Applications International
                                            Corporation

       I.R.S. IDENTIFICATION NO. OF ABOVE          95-3630868
       PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*            (a)  [ ]
                                                                     (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION:               Delaware
-------------------------------------------------------------------------------
                          5    SOLE VOTING POWER:          None
   NUMBER OF SHARES      ------------------------------------------------------
  BENEFICIALLY OWNED      6    SHARED VOTING POWER:        3,017,881
  BY EACH REPORTING      ------------------------------------------------------
     PERSON WITH          7    SOLE DISPOSITIVE POWER:     None
                         ------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER:   3,017,881
-------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON:                     3,017,881

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES:*                                                   [ ]
-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  13.9%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON:*                          CO
-------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------                                                  -----------
CUSIP No. 37369210                     13G                           Page 3 OF 7
-------------------                                                  -----------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS:               Telcordia Technologies, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE          222-478398
          PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*           (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware
-------------------------------------------------------------------------------
     NUMBER OF          5      SOLE VOTING POWER:                          None
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER:                   3,017,881
      OWNED BY         --------------------------------------------------------
        EACH            7      SOLE DISPOSITIVE POWER:                     None
     REPORTING         --------------------------------------------------------
    PERSON WITH         8      SHARED DISPOSITIVE POWER:              3,017,881
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON:                             3,017,881
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES:*                                                  [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):              13.9%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON:*                                         CO
-------------------------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).     NAME OF ISSUER:

               Geoworks Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               960 Atlantic Avenue, Alameda, California  94501

ITEM 2(a).     NAME OF PERSON FILING:

               Science Applications International Corporation ("SAIC") and its wholly-owned subsidiary, Telcordia Technologies, Inc. ("Telcordia").

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

               The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, and of Telcordia is 445 South Street, Morristown, New Jersey 07960.

ITEM 2(c).     CITIZENSHIP:

               Each of SAIC and Telcordia is incorporated in Delaware.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.001 par value per share.

ITEM 2(e).     CUSIP NUMBER:

               373692-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act;

               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

               (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP.

               The response of each of SAIC and Telcordia to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporate herein by reference. The percentage ownership of each of SAIC and Telcordia is based upon 21,650,580 shares of Common Stock believed by them to be outstanding as of August 7, 2000, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 18, 2000

                      SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                      By:     /s/ DOUGLAS E. SCOTT
                              -------------------------------------------------
                              Name: Douglas E. Scott
                              Title:  Senior Vice President and General Counsel



                      TELCORDIA TECHNOLOGIES, INC.



                      By:     /s/ GRANT CLARK
                              -------------------------------------------------
                              Name:  Grant Clark
                              Title:  Vice President and General Counsel

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                                  EXHIBIT INDEX

   Exhibit No.                       Document                                  Page No.
   -----------                       --------                                  --------
      1           Joint Filing Agreement, dated August 18, 2000,
                  between Science Applications International
                  Corporation and Telcordia Technologies, Inc. to file
                  joint statement on Schedule 13G



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